

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 6, 2016

<u>Via E-mail</u>
Joshua R. Peterson
Vice President and Senior Trust Officer
Compass Bank
300 W. 7th Street, Suite B
Fort Worth, Texas 76102

      Re: San Juan Basin Royalty Trust
              Preliminary Proxy Statement on Schedule 14A
              Filed August 29, 2016
              File No. 001-08032

Dear Mr. Peterson:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Cover Letter</u>

1. Please advise how an investor's determination to engage in a solicitation provides a basis for the belief that the investor is willing to expand its business portfolio "at any cost."

<u>Form of Revocation</u>

2. Please use boldface type in indicating on whose behalf the solicitation is being made. See Rule 14a-4(a)(1) of Regulation 14A.

3. Please include the representation required by Rule 14a-4(e) of Regulation 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Robert F. Gray, Jr., Esq.
        Mayer Brown LLP